77Q - Advisory Agreement

The Board of Trustees of First Trust Strategic High Income Fund ("FHI"), First Trust Strategic High Income Fund II ("FHY") and First Trust Strategic High Income Fund III ("FHO") (each, a "Fund" and collectively, the "Funds"), including a majority of the Independent Trustees, approved an Interim Sub-Advisory Agreement and a New Sub-Advisory Agreement (collectively, the "Agreements") among each Fund, First Trust Advisors L.P. (the "Advisor") and Hyperion Brookfield Asset Management, Inc. (now known as Brookfield Investment Management Inc.) ("Brookfield") at a meeting held on June 29, 2009 (the "Meeting"). The Board determined that the terms of the Agreements are fair and reasonable and in the best interests of each Fund.

On May 1, 2009, Valhalla Capital Partners, LLC ("Valhalla") notified the Funds and the Advisor of its resignation as sub-advisor to each Fund, effective June 30, 2009 (the "Resignation"). The Advisor immediately notified the Board and thereafter conducted a review of potential sub-advisors to replace Valhalla. The Board considered that pursuant to the Investment Company Act of 1940, as amended ("1940 Act"), any sub-advisory agreement with a replacement sub-advisor would require shareholder approval prior to such sub-advisor assuming its duties. In light of the short amount of time available to the Funds and the Advisor to find a suitable replacement for Valhalla and to obtain shareholder approval of a new sub-advisory agreement, the Advisor proposed and the Board approved the termination of the sub-advisory agreement with Valhalla for each Fund (the "Valhalla Sub-Advisory Agreements") at the Meeting. The termination of the Valhalla Sub-Advisory Agreements allowed each Fund to rely on Rule 15a-4 under the 1940 Act to enter into an interim sub-advisory agreement with a successor sub-advisor without first obtaining shareholder approval during the period while shareholder approval of a new sub-advisory agreement was sought.

Between the time the Funds and the Advisor received notice of the Resignation and the Meeting, the Advisor reviewed potential subadvisors for consideration as the successor sub-advisor and determined to recommend that Brookfield serve as the new sub-advisor for the Funds. Prior to the Meeting, Brookfield provided to the Board written responses to questions posed by independent legal counsel on behalf of the Independent Trustees. At the Meeting, representatives from Brookfield, including the prospective portfolio managers for the Funds, made a presentation to the Board and responded to questions. In their presentation, the Brookfield representatives reviewed the process they followed in transitioning as investment advisor to another group of similar closed-end funds, and discussed the changes they proposed for the Funds' investment policies and to the Funds' portfolios. The Board then discussed the presentation and the materials provided. The Independent Trustees then met separately with their independent legal counsel to discuss the information provided by Brookfield and the Advisor. Based on their consideration of all the information received, the Trustees appointed Brookfield as the interim sub-advisor to each Fund, pursuant to the Interim Sub-Advisory Agreements, effective June 29, 2009. Also at the Meeting, the Board approved the New Sub-Advisory Agreements and determined to recommend them to shareholders of each Fund for their approval.

To reach its determinations as to the Agreements, the Board considered its duties under the 1940 Act, as well as under the general principles of state law in reviewing and approving advisory contracts; the requirements of the 1940 Act in such matters; the fiduciary duty of investment advisors with respect to advisory agreements and compensation; the standards used by courts in determining whether investment company boards have fulfilled their duties; and the factors to be considered by the Board in voting on such agreements. In its evaluation of the Agreements, the Board considered a report from Brookfield responding to a request for information from counsel to the Independent Trustees. The report, among other things, outlined the services to be provided by Brookfield, including the relevant personnel responsible for these services and their experience; the proposed sub-advisory fee for each Fund as compared to fees charged to other clients of Brookfield; the potential for economies of scale, if any; financial data on Brookfield; any fall out benefits to Brookfield; and information on Brookfield's compliance program. The Board applied its business judgment to determine whether the proposed arrangements between the Funds, the Advisor and Brookfield are reasonable business arrangements from the Funds' perspective as well as from the perspective of shareholders.

In reviewing the Agreements, the Board considered the nature, quality and extent of services to be provided by Brookfield under the Agreements. The Board considered Brookfield's investment style and the backgrounds of the investment personnel who would be responsible for the day-to-day management of each Fund. The Board reviewed performance information provided by Brookfield for a composite of high yield accounts managed by Brookfield. The Board also discussed with the prospective portfolio managers the approach they planned to take in transitioning the Funds' portfolios. In light of the information presented and the considerations made, the Board concluded that the nature, quality and extent of services to be provided to the Funds by Brookfield under the Agreements are expected to be satisfactory.

The Board considered the sub-advisory fees to be paid under the Agreements. The Board noted that, as required by Rule 15a-4, the subadvisory fee under each Interim Sub-Advisory Agreement would be the same as the fee paid under the Valhalla Sub-Advisory Agreements. However, the Board considered that the sub-advisory fee proposed under each New Sub-Advisory Agreement (the "New Sub-Advisory Fee") would be five basis points higher than the fee paid under the Valhalla Sub-Advisory Agreements. The Board considered that the New Sub-Advisory Fee was negotiated at arm's length between the Advisor and Brookfield, an unaffiliated third party, and noted that the fees to be paid to Brookfield would be paid by the Advisor from its advisory fee. The Board also considered the advisory fees charged by Brookfield to other exchange-traded closed-end funds managed by Brookfield with similar investment objectives as the Funds. The Board noted that the advisory fees charged by Brookfield to these comparable funds were higher than the New Sub-Advisory Fee. On the basis of all the information provided, the Board concluded that the sub-advisory fees to be paid under the Agreements were reasonable and appropriate in light of the nature, quality and extent of services expected to be provided by Brookfield under the Agreements.

The Board considered the information provided by Brookfield on the estimated profitability of the New Sub-Advisory Agreements to Brookfield, noting that the estimated profitability did not seem unreasonable in light of the nature, quality and extent of services expected to be provided by Brookfield under the New Sub-Advisory Agreements. The Board noted that the overall management fee structure reflects an appropriate level of sharing of any economies of scale. The Board noted that Brookfield currently does not intend to utilize soft dollars in connection with its management of the Funds' portfolios, and did not anticipate any fall-out benefits from its relationship with the Funds. The Advisor stated that there may be additional opportunities for the Advisor to work with Brookfield going forward.

Based on all of the information considered and the conclusions reached, the Board, including a majority of the Independent Trustees, determined that the terms of the Agreements are fair and reasonable and that the approval of the Agreements is in the best interests of each Fund. No single factor was determinative in the Board's analysis.